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 FORM 3                                                   OMB APPROVAL
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                                                  OMB Number:  3235-0104
                                                  Expires: September 30, 1998
                                                  Estimated average burden
                                                  hours per response ...... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


(Print or Type Responses)
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Vulcan Ventures Incorporated              Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              FVC.COM, Inc. (FVCX)                (Month/Day/Year)
     (Last)     (First)     (Middle)          June 8, 2000               ----------------------------------
    110 - 110th Avenue N.E., Suite 550     ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS or Social Security          Person to Issuer               7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
    Bellevue, Washington 98004                Person (Voluntary)               Director     X    10% Owner      Applicable Line)
--------------------------------------                                   -----            -----                     Form filed by
      (City)      (State)      (Zip)       ----------------------------        Officer           Other       -----  One Reporting
                                                                         ----- (give      -----  (specify           Person
                                                                               title below)      below)        X    Form filed by
                                                                                                             -----  more than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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   Common Stock                                   195,500                          (1)                          (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).
                                                                                                                              (Over)
                                                                                                                     SEC 1473 (7-96)

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
 FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deriv-        ative
                                                                                      ative         Security:
                                                                                      Security
                                 -------------------------------------------------                  Direct
                                 Date      Expira-                       Amount or                  (D) or
                                 Exercis-  tion             Title        Number                     Indirect (I)
                                 able      Date                          of Shares                  (Instr. 5)

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Series A Convertible Preferred
Stock                            Immed.                     (2)          3,429,625(3)   $8.00         (1)               (1)
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Warrant                          Immed.    June 8,          (4)            850,000(5)   $7.00         (1)               (1)
                                           2005
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

Explanation of Responses:


(1) These securities are owned directly by Vulcan Ventures Incorporated ("Vulcan Ventures"), and indirectly by Paul G. Allen ("Mr. Allen") as the sole shareholder of Vulcan Ventures.

(2) Series A Convertible Preferred Stock ("Preferred Stock") is convertible into, at the election of the holder, Common Stock. Vulcan Ventures and Mr. Allen beneficially own 27,437 shares of Preferred Stock. The holders of Preferred Stock are not entitled to receive dividends unless and until a dividend is declared on the Common Stock. Any dividend that is declared on the Preferred Stock will be equal in amount to the dividend payable on the number of shares of Common Stock into which such Preferred Stock is then convertible. The Preferred Stock is not subject to optional or mandatory redemption.

(3) This represents the number of shares of Common Stock that may be obtained upon conversion of the Preferred Stock beneficially owned as of the date hereof.

(4) The Warrant is exercisable into, at the election of the holder, Common
Stock.

(5) This represents the number of shares of Common Stock that may be obtained upon exercise of the Warrant as of the date hereof.


                                       Vulcan Ventures Incorporated


                                       By: /s/ WILLIAM D. SAVOY    June 19, 2000
                                          ----------------------   -------------
                                          William D. Savoy,        (Date)
                                          President


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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                             JOINT FILER INFORMATION



Name:                                      Paul G. Allen

Address:                                   110 - 110th Avenue N.E., Suite 550
                                           Bellevue, Washington 98004

Designated Filer:                          Vulcan Ventures Incorporated
Issuer and Ticker Symbol:                  FVC.COM, Inc. (FVCX)
Date of Event Requiring Statement:         June 8, 2000


Signature:               *
           -----------------------------
           Paul G. Allen


           *By: /s/ WILLIAM D. SAVOY
               -----------------------------------------
           William D. Savoy as Attorney-in-Fact for
           Paul G. Allen pursuant to a Power of Attorney
           filed on August 30, 1999, with the Schedule
           13G of Vulcan Ventures Incorporated and
           Paul G. Allen for Pathogenesis, Inc. and
           incorporated herein by reference.


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